UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 1, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated February 24, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date:	March 1, 2016	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Agrees to Issue CDN$2 Billion of Common Shares Sufficient to Fulfill Commercially Secured Equity Funding Needs Through the End of 2017

CALGARY, ALBERTA — (February 24, 2016) — Enbridge Inc. (TSX, NYSE: ENB) today announced that it has entered into an agreement with a group of Canadian and United States (U.S.) financial institutions (the Underwriters), to issue 49.14 million common shares (the Common Shares) from treasury, on a bought deal basis, for gross proceeds of approximately CDN$2 billion (the Offering). Proceeds will be used to pay down short term indebtedness pending investment in capital projects. The equity raised through the Offering is expected to be sufficient to fulfill equity funding requirements for Enbridge’s consolidated commercially secured growth program through the end of 2017.

Enbridge has entered into an agreement with RBC Capital Markets, Credit Suisse, BMO Capital Markets, CIBC World Markets, Scotiabank, and TD Securities as co-lead underwriters to issue 49.14 million Common Shares, on a bought deal basis, at CDN$40.70 per share for distribution to the public in both Canada and the U.S. Closing of the Offering is expected to occur on or about March 1, 2016. Pursuant to the agreement, the Underwriters have an option to purchase up to an additional 7.371 million Common Shares by providing notice to Enbridge at any time within 30 days of closing of the Offering, to cover over-allotments, if any.

The Offering will be made under Enbridge’s registration statement filed with the Securities and Exchange Commission (SEC) and only by means of a prospectus supplement and accompanying prospectus. Enbridge has also filed the prospectus relating to the Offering with each of the provincial securities regulatory authorities in Canada.

A copy of the prospectus supplement and the accompanying prospectus for the Offering may be obtained by contacting, in the U.S., RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098: Attention: Equity Syndicate; Phone 877-822-4089; E-mail: equityprospectus@rbccm.com or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York, 10010, or by telephone at +1 (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com, or in Canada, from RBC Capital Markets, Attention: Simon Yeung, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, ON, M5J 0C2, (Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com) or Credit Suisse, toll-free at 800-221-1037.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in nearly 2,000 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Top Employers for 2016.

Enbridge’s Common Shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, expected closing date of the Offering; equity financing needs of Enbridge’s secured capital program; and sources of funding. Although Enbridge believes these statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and pipeline construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather; and customer and regulatory approvals on construction and in-service schedules.

The forward-looking statements are subject to risks and uncertainties pertaining to project approval, support and completion, equity financing needs, operating performance, regulatory parameters, weather, economic and competitive conditions and commodity prices and supply and demand for commodities, and include, but are not limited to those risks and uncertainties discussed in Enbridge’s filings with Canadian and United States securities regulators. The impact of any one risk uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on Enbridge’s behalf, are expressly qualified in their entirety by these cautionary statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Graham White	Adam McKnight
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 266-7922
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com